Exhibit 99.1

Media Release

Planegg/Munich, Germany, November 5, 2018

MorphoSys AG Announces Third Quarter 2018 Results

Advancing proprietary pipeline; solid progress in partnered programs

Conference call and webcast (in English) to be held on November 6, 2018, at 2:00pm CET (1:00pm GMT / 8:00am EST)

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MorphoSys has two oral presentations and a poster presentation at the ASH 2018 Annual Meeting in December 2018, including an oral presentation for interim data on all 81 patients from the ongoing L-MIND trial of MOR208 + lenalidomide in relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL)

•	Ongoing discussions with U.S. FDA regarding path to market for MOR208 as potential therapy for r/r DLBCL under the existing breakthrough therapy designation

•	Global license agreement for MOR106 with Novartis became effective in September 2018 upon U.S. antitrust clearance

•	MorphoSys’s partner I-Mab Biopharma submitted an IND application in China for MOR202 clinical development in multiple myeloma (MM)

•	MorphoSys’s partner Janssen initiated pivotal phase 3 trial to evaluate Tremfya® (guselkumab) in pediatric psoriasis patients

•	MorphoSys and LEO Pharma expanded their existing strategic dermatology alliance to include peptide-derived therapeutics, with an option for MorphoSys to develop and commercialize in oncology

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Group revenue for Q3 2018 increased to EUR 55.0 million (Q3 2017: EUR 15.0 million), EBIT in Q3 2018 increased to EUR 30.1 million (Q3 2017: EUR -23.5 million), mainly due to EUR 47.5 million up-front payment by Novartis to MorphoSys for MOR106 license agreement

•	Cash position of EUR 481.2 million as of September 30, 2018

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) today reported financial results for the third quarter and first nine months of 2018.

“The third quarter of 2018 was a productive one for MorphoSys, highlighted by very encouraging progress in therapeutic programs within both our proprietary development and partnered portfolios. Our primary focus is on our lead program MOR208, and here we look forward to releasing latest data from the ongoing L-MIND trial in an oral presentation at the forthcoming ASH 2018 meeting. This program is proceeding according to plan, and we are committed to completing L-MIND and seeking U.S. approval based on this trial,” commented Dr. Simon Moroney, CEO of MorphoSys AG. “Meanwhile, we continue to prepare our commercial organization in the U.S., with the goal of launching MOR208 there, subject, of course, to FDA approval of this investigational drug.”

“We are very pleased with MorphoSys’s business performance in 2018 to date. Driven by an attractive licensing deal with Novartis for MOR106 and increasing royalty income from Tremfya®, we saw strong revenue development in the third quarter. The very good business performance enabled us to increase our financial guidance for the year. Based on a solid cash position, which we further strengthened with our Nasdaq IPO earlier in the year, we are well positioned to continue the advancement of our pipeline products, in particular to drive our lead program MOR208 towards the market,” said Jens Holstein, CFO of MorphoSys AG.

Financial review for the third quarter of 2018 (IFRS; all figures rounded)

In Q3 2018, MorphoSys continued to focus on the research and development of drug candidates in its proprietary portfolio, while also supporting the activities of its partners. Group revenues in Q3 2018 amounted to EUR 55.0 million (Q3 2017: EUR 15.0 million). The revenue increase was mainly driven by the up-front payment of EUR 47.5 million for the license agreement for MOR106 with Novartis. As the contractual royalty reporting from Janssen for Q3 2018 has not yet been received due to the reporting schedules of Janssen and MorphoSys, Tremfya® royalties booked for Q3 2018 were estimated based on public announcements made by Janssen/J&J on Tremfya® sales in Q3 2018.

In the Proprietary Development segment, MorphoSys focuses on the research and clinical development of its own drug candidates in the fields of cancer and inflammation. In Q3 2018, this segment recorded revenues of EUR 48.8 million (Q3 2017: EUR 0.2 million). In the Partnered Discovery segment, MorphoSys applies its proprietary technology to discover new antibodies for pharmaceutical companies, benefiting from its partners’ development advances through R&D funding, licensing fees, success-based milestone payments and royalties. In Q3 2018, revenues in this segment amounted to EUR 6.2 million (Q3 2017: EUR 14.8 million).

Total operating expenses reached EUR 25.3 million in the third quarter of 2018 (Q3 2017: EUR 38.2 million). R&D expenses for proprietary development and technology development amounted to EUR 15.9 million (Q3 2017: EUR 29.8 million).

Earnings before interest and taxes (EBIT) in Q3 2018 amounted to EUR 30.1 million (Q3 2017: EUR -23.5 million), reflecting in particular the up-front payment made by Novartis under the MOR106 license agreement. The Proprietary Development segment reported an EBIT of EUR 30.3 million (Q3 2017: EUR -29.8 million), while the Partnered Discovery segment recorded an EBIT of EUR 3.8 million (Q3 2017: EUR 10.4 million). In Q3 2018, the consolidated net result amounted to EUR 30.2 million (Q3 2017: EUR -24.0 million). Basic earnings per share for Q3 2018 reached EUR 0.96 (Q3 2017: EUR -0.83).

At the end of Q3 2018, the Company had a cash position of EUR 481.2 million, compared to EUR 312.2 million on December 31, 2017. On the balance sheet, this cash position is reported under the following items: cash and cash equivalents; financial assets at fair value through profit or loss; and current and non-current other financial assets at amortized cost. The increase in funds resulted mainly from the capital increase in conjunction with the successful Nasdaq listing completed in April 2018 with gross proceeds of USD 239 million and the upfront payment made by Novartis in the third quarter 2018 in the amount of EUR 47.5 million in connection with the license agreement for MOR106. This was partially offset by the use of cash for operating activities.

The number of shares issued totaled 31,839,572 at the end of Q3 2018 (year-end 2017: 29,420,785). The increase was mainly driven by the capital increase in April 2018.

Results for the first nine months 2018

For the first nine months of 2018, group revenues amounted to EUR 66.0 million (Q1-Q3 2017: EUR 38.6 million). Expenditure for proprietary development and technology development amounted to EUR 55.1 million in the first nine months of 2018 (Q1-Q3 2017: EUR 67.1 million). Consequently, EBIT in the first nine months of 2018 amounted to EUR -13.0 million, compared to EUR -53.8 million in the first nine months of 2017.

Financial guidance and operational outlook for 2018

MorphoSys confirms its 2018 financial guidance which had been increased after signing an agreement with Novartis for MOR106 in July 2018. In the light of the recent positive development of Tremfya® royalties, MorphoSys expects revenues on the upper end of the guided range from EUR 67 million to EUR 72 million for 2018. Earnings before interest and taxes (EBIT) are expected to be EUR -55 million to EUR -65 million. R&D expenses for proprietary programs and technology development are expected to be in a range of EUR 87 million to EUR 97 million. This guidance does not include additional revenues from potential future collaborations and/or license agreements nor any effects from possible in-licensing or development partnerships for new drug candidates.

MorphoSys expects the following events and activities in the Proprietary Development segment during the remainder of the year:

MOR208

•	L-MIND:

•	Continue discussions with the FDA to evaluate possible paths to market, including the possibility of an expedited regulatory submission and potential approval based primarily on the L-MIND study.

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Presentation of updated interim results on all 81 patients enrolled in the study evaluating MOR208 plus lenalidomide in r/r DLBCL at the ASH (American Society of Hematology) 2018 Annual Meeting, which will be held in San Diego, California, in early December.

•	B-MIND: Continue the enrollment in the phase 3 part of the study evaluating MOR208 plus bendamustine versus rituximab plus bendamustine in r/r DLBCL.

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COSMOS: Continue the phase 2 trial of MOR208 plus idelalisib or venetoclax in chronic lymphocytic leukemia (CLL/SLL) and present data from cohort B (MOR208 plus venetoclax) at the upcoming ASH 2018 Annual Meeting.

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Commercial and CMC activities: Secure commercial supply of MOR208 and continue to build commercial capabilities for MOR208 in the U.S. under the newly established MorphoSys US Inc., in preparation for a potential market launch, currently anticipated in 2020 pending FDA approval.

MOR202

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Multiple myeloma (MM): Study results from the ongoing phase 1/2a study will also be presented at the upcoming ASH 2018 Annual Meeting. As previously communicated, MorphoSys will not continue development in MM beyond completion of the current trial without an additional partner for Ex-China; MorphoSys expects its partner I-Mab Biopharma to continue preparations for clinical development in MM and to start a pivotal trial in early 2019 in China.

•	Other indications: MorphoSys continues to evaluate the development of MOR202 in other indications including autoimmune disorders.

MOR106: Continue ongoing development activities with partner Galapagos under the new global licensing agreement with Novartis.

•	Continue the ongoing phase 2 trial IGUANA in atopic dermatitis.

•	Continue the phase 1 bridging study initiated in September 2018 to evaluate a subcutaneous formulation of MOR106.

•	All future costs related to MOR106 development to be borne by Novartis.

MOR107: Continue preclinical investigations of MOR107 with a focus on oncology indications.

MOR103/GSK3196165: Following presentation of data from several phase 2 trials in inflammatory diseases including rheumatoid arthritis (RA) run by partner GlaxoSmithKline (GSK) at the American College of Rheumatology (ACR) meeting in October 2018, MorphoSys expects GSK to further continue clinical development activities in RA.

In its Partnered Discovery segment, MorphoSys expects the following events in the fourth quarter of 2018:

Tremfya® (guselkumab): Several phase 3 trials in psoriasis are scheduled for primary completion in 2018 according to clinicaltrials.gov. This includes a head-to-head trial comparing Tremfya® to Cosentyx® in adults with plaque psoriasis, results of which are expected to be communicated in early 2019. MorphoSys expects Janssen to continue its current development program with Tremfya® including two phase 3 trials in psoriatic arthritis, the phase 2/3 GALAXI program in Crohn’s disease as well as the clinical phase 3 PROTOSTAR trial in pediatric psoriasis patients.

Other partnered programs: The publication of clinical data and the achievement of regulatory milestones from other partnered programs may occur during the remainder of 2018.

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, and/or acquisition opportunities as well as by initiating new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

MorphoSys Group Key Figures (IFRS, end of reporting period: Sept 30)

in EUR million	Q3/2018	Q3/2017	Δ	Q1-Q3 2018	Q1-Q3 2017	Δ
Revenues	55.0	15.0	>+100%	66.0	38.6	71%

Total operating expenses	(25.3)	(38.2)	(34%)	(80.0)	(92.6)	(14%)

Cost of Sales	(0.9)	0	n/a	(0.9)	0	n/a

R&D expenses	(18.0)	(33.7)	(47%)	(61.0)	(79.2)	(23%)

thereof R&D expenses for proprietary development and technology development	(15.9)	(29.8)	(47%)	(55.1)	(67.1)	(18%)

Selling expenses	(1.3)	(0.5)	>+100%	(3.6)	(1.8)	+100%

G&A expenses	(5.1)	(4.0)	+28%	(14.5)	(11.6)	+25%

Other income/expense	0.4	(0.3)	>+100%	1.0	0.1	>+100%

EBIT	30.1	(23.5)	>+100%	(13.0)	(53.8)	(76%)

Net profit / (loss)	30.2	(24.0)	>+100%	(12.8)	(55.1)	(77%)

Net profit / (loss) per share (in EUR)	0.96	(0.83)	>+100%	(0.41)	(1.91)	(79%)

Cash position (end of period)	481.2	319.5	+51%	481.2	319.5	+51%

Equity ratio (end of period) (in %)	91.8	88.0	+3.8 PP *	91.8	88.0	+3.8 PP *

No. of R&D programs (end of period)	115	113	+2%	115	113	+2%

No. of clinical programs (end of period)**	29	28	+4%	29	28	+4%

No. of proprietary clinical programs (end of period)***	5	5	—	5	5	—

*	Percentage points
**

Including MOR107, which concluded a phase 1 study in 2017 and is currently in preclinical investigation with a focus on oncology indications. Tremfya® is still considered as a clinical program due to ongoing studies in various indications.

***	Including MOR103/GSK3196165, which is fully out-licensed to GSK, and MOR106, for which MorphoSys and Galapagos have signed a global licensing agreement with Novartis.

The interim statement for the third quarter of 2018 (IFRS) is available online:

http://www.morphosys.com/FinancialReports

MorphoSys will hold a conference call and webcast on November 6, 2018, to present the third quarter 2018 financial results and provide an outlook for the remainder of 2018.

Dial-in number for the analyst conference call (in English) at 2:00pm CET; 1:00pm GMT; 8:00am EST (listen-only):

Germany:	+49 (0) 69 201 744 210
For UK residents:	+44 (0) 203 009 2470
For US residents:	+1 (0) 877 423 0830
Participant PIN:	79499880#

Participants are asked to dial in 10 minutes before the beginning of the conference. A live webcast and slides will be made available at https://www.morphosys.com. After the conference call, a slide-synchronized audio replay of the conference and a transcript will be available at https://www.morphosys.com.

About MorphoSys:

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. Cosentyx® is a trademark of Novartis AG.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2018, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the U.S. FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding its 2018 results of operations may be incorrect, MorphoSys’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com